Filed Pursuant to Rule 253(g)(2)
File No. 024-12630

Supplement No. 1 dated October 28, 2026 to the Offering Circular dated July 29, 2026

This document supplements, and should be read in conjunction with, the offering circular of Energea Portfolio 5 LATAM LP, dated July 29, 2026, as previously supplemented and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•  Revisions to Description of Property: Loans Issued

Energea Portfolio 5 LATAM LP
52 Main Street
Chester, CT 06412

Loans Issued

The table below lists Loan arrangements, including the total amount the Company has lent to each Borrower and the maximum loan amount. Please refer to the links in the column labeled "Memo" for the Investment Memorandum which gives in-depth information regarding each Loan such as Borrower information, loan structure and security, development strategy and key partnerships, financial overview, governance and compliance, risk assessment and mitigation, expected impact, and associated Projects and collateral.

Borrower Name	Closing Date	Maximum Loan Amount (1)	Amount Lent (2)	Memo
Klima Invest S.A.S.	07/15/2026	$10,000,000	$2,941,094	Link
Total			$2,941,094
(1)   Colombian peso equivalent of US$10,000,000; uncommitted.
(2)   Represents advances funded in August 2026, translated at the exchange rates applicable when funded.